January 11, 2011	Jonathan M. Grandon, Esq.
312-845-1200
312-845-5500 fax
jonathan.grandon@ropesgray.com

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Eurand N.V.
Schedule TO-T filed December 21, 2010 by Axcan Pharma Holding B.V. and

Axcan Holdings Inc.

SEC File No. 005-82904

Schedule 13D filed December 20, 2010 by Axcan Pharma Holding B.V.
SEC File No. 005-82904

Dear Mr. Duchovny,

On behalf of each of Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and Axcan Holdings Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Bidders”), we are writing in response to the comment letter, dated December 29, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Purchaser’s above-referenced Schedule TO-T, filed on December 21, 2010 (as the same may be amended, the “Schedule TO-T”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Schedule 13D, filed on December 20, 2010 (as the same may be amended, “Schedule 13D”), under the Exchange Act.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Bidders. Page numbers and other similar references used in the Staff’s comments below refer to the original Schedule TO-T. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO-T.

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Response to Staff Comments

Schedule TO-T

1.	We note the footnote in Item 12 that you are relying on Item 601(b)(2) of Regulation S-K to exclude some schedules and exhibits from your filing. Please note that Item 1016 of Regulation M-A provides the exhibit filing requirements for Schedule TO. Thus, please delete the footnote and file all schedules, exhibits or annexes to your exhibits with the Schedule TO. In this regard, please file also the amendment to the Share Purchase Agreement entered into on December 16, 2010.

Response:

The Bidders acknowledge Item 1016 of Regulation M-A provides the exhibit filing requirements for Schedule TO, and therefore they have deleted the footnote to Exhibit No. (d)(3) with the incorrect reference to Item 601(b)(2) of Regulation S-K.

The Bidders submit, however, that because Bidders do not believe that the schedules to the Purchase Agreement contain information that is material to an investment decision by the shareholders of Eurand which is not otherwise disclosed in the Schedule TO-T, the reasoning of Item 601(b)(2) of Regulation S-K should apply by analogy to exhibit (d)(3) to the Schedule TO-T.

As the Staff has requested, the Bidders have filed the amendment to the Share Purchase Agreement entered into on December 16, 2010 as Exhibit No. (d)(8).

Offer to Purchase

Cover Page

2.	We note that the offer commenced on December 21, 2010 and is scheduled to expire at 12:01 a.m. on January 20, 2011. Please revise the offer so that it is open 20 full business days and in compliance with Rule 14e-1(a). Note that December 24 and 31, 2010 and January 17, 2011 are federal holidays.

Response:

The Bidders acknowledge that to comply with Rule 14e-1(a), the offer must be open 20 full business days. The Bidders have revised the offer to expire at 12:01 a.m., New York City time, on January 21, 2011, unless the offer is extended or earlier terminated.

3.	Please revise the language in this section that states the payment will be made “as promptly as practicable” to state that payment will be made “promptly,” as required by Rule 14e-1(c). Please make a similar revision in the first paragraph of page 1.

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Response:

The Bidders acknowledge that payment must be made “promptly” as required by Rule 14e-1(c). The Bidders amended the second sentence of the second paragraph on the cover page of the Offer to Purchase and the second sentence of the second paragraph on page 1 of the Offer to Purchase as marked below.

“Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”) ~~as~~ promptly ~~as practicable~~ after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement.”

4.	We note the description of Asset Sale. In an appropriate location of the offer document, please explain the significance and relevance of the Asset Sale in connection with the tender offer.

Response:

The Bidders acknowledge the Staff’s comment and, accordingly, have inserted the below paragraph on page S-ii after the first paragraph under the subheading “Why are you making the Offer?”

“The Asset Sale and Post Closing Reorganization is a process available to Purchaser under Dutch law to ensure that (i) Purchaser becomes the owner of all of Eurand’s business operations from and after the consummation of the Contemplated Transactions and (ii) any shareholders who do not tender their Shares in the Offer or during the Subsequent Offering Period receive the same consideration for their Shares as those shareholders who did tender in the Offer or during the Subsequent Offering Period, less applicable withholding taxes. To effect the Asset Sale, the following will occur simultaneously with the Offer Closing: (i) substantially all of the assets of Eurand (including the shares of its subsidiaries) will be sold to Purchaser or one or more of its designees, (ii) Eurand will receive the Note Payable (prepayable without penalty or premium) in consideration for such sale, and (iii) Purchaser or its designees, as the case may be, will assume all liabilities and obligations of Eurand, including all contractual obligations. At this point, Purchaser would own all of Eurand’s business operations and would be the principal shareholder in Eurand, and the non-tendering shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares. Then, Purchaser will provide for the Subsequent Offering Period, which shall last at least ten business days. At the conclusion of the Subsequent Offering Period, Purchaser would continue to be the principal shareholder of Eurand, but remaining minority shareholders may exist who did not tender their Shares in the Offer or Subsequent Offering Period. Purchaser or its designees, as the case may be, (a) shall thereafter repay to Eurand the Note Payable in an aggregate principal amount equal to the consideration that would have been payable by Purchaser to the remaining minority shareholders had they tendered their Shares in the

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Offer or during the Subsequent Offering Period and (b) as the final step in the process, intend to cause Eurand to be dissolved and liquidated in accordance with applicable Dutch liquidation procedures. The Purchaser then intends to provide a guarantee to the liquidator for any deficit in the estate of Eurand, to enable the liquidator to pay the Offer Price per Share (less applicable withholding taxes) by means of an advance liquidation distribution to the remaining minority shareholders for each Share still held by such minority shareholder at the conclusion of the Subsequent Offering Period. The Note Payable will be distributed (in kind) to Purchaser as a liquidation distribution.”

5.	We note that the Asset Sale, dissolution and liquidation are subject to approval by the Eurand board of directors and its securities holders. Please revise to disclose the date on which such approvals are expected to be obtained.

Response:

The Bidders acknowledge the Staff’s comment and, accordingly, have inserted the below paragraph on page S-iii after the first paragraph under the subheading “Is there an agreement governing the Offer?”

“The Asset Sale and Post Closing Reorganization require approval from Eurand’s board of directors and shareholders. On November 30, 2010, Eurand’s board of directors approved the transactions contemplated by the Purchase Agreement, including the Asset Sale and Post Closing Reorganization. On December 20, 2010 Eurand’s board of directors resolved to hold an extraordinary general meeting of shareholders on January 19, 2011 for the purpose of voting on, among other things, the Asset Sale and the dissolution of Eurand following the Subsequent Offering Period. On January 3, 2011, Eurand notified its shareholders that this extraordinary general meeting of shareholders will be held on January 19, 2011 at Eurand’s offices in Amsterdam, The Netherlands. Purchaser expects Eurand’s shareholders to approve the Asset Sale and the dissolution of Eurand following the Subsequent Offering Period because Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V., significant shareholders of Eurand that together own approximately 54.6% of the Shares, and Gearóid M. Faherty, who owns approximately 3.7% of the Shares, have entered into tender agreements with Purchaser, dated as of November 30, 2010, pursuant to which each such shareholder has agreed, among other things, to vote their Shares to approve such resolutions. Parent and Purchaser therefore expect that the Asset Sale and the dissolution of Eurand following the Subsequent Offering Period will be approved in accordance with Dutch law on January 19, 2011.”

6.	We note you refer to several defined terms “as defined in the Purchase Agreement.” Please revise the offer document to define those terms instead of referring security holders to the Purchase Agreement.

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Response:

The Bidders acknowledge the Staff’s concern that the offer document refers security holders to the Purchase Agreement instead of defining terms in the offer document.

The Bidders have amended the seventh paragraph on the cover page of the Offer to Purchase and the eighth paragraph of the Introduction to the Offer to Purchase on page 2 as marked below.

“The Offer is conditioned upon, among other things, (1) that there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:01 a.m. (New York City time) on January 21, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) at least a number of Shares that, together with the Shares beneficially owned by Purchaser, would represent 80% of the Shares outstanding (or, if the Purchaser and Eurand so agree a lower percentage, such percentage, the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (3) the consummation of the Offer not being unlawful under any antitrust, competition or foreign investment laws ~~of any~~ (“Antitrust Laws”) of any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority (“Governmental Authority ~~(as defined in the Purchase Agreement) (“Antitrust Laws~~”) of Germany, (4) there not being (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other ~~Laws (as defined in the Purchase Agreement~~treaty, statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of or by any Governmental Authority (“Laws”) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal, (5) Eurand not having breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement, (6) that, subject to certain exceptions and qualifications as described in this Offer to Purchase, the representations and warranties of Eurand contained in the Purchase Agreement shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), (7) that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any ~~Superior~~

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~~Proposal (as defined in the Purchase Agreement~~acquisition proposal (a bona fide proposal or offer from any third party, including shareholders of Eurand and their respective affiliates, relating to 50% or more of the fair market value of the assets, voting power in ordinary elections of directors or outstanding shares of any class of capital stock) made by a person other than Purchaser, the Parent or any affiliate of Eurand which the Eurand board of directors determines in good faith, after consultation with its financial advisor, is more favorable to Eurand and its stakeholders than the transactions contemplated by the Purchase Agreement (a “Superior Proposal”) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing, (8) that, since the date of the Purchase Agreement, there shall not have occurred ~~a Material Adverse Effect (as defined in the Purchase Agreement~~any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial conditions of Eurand and its subsidiaries, taken as a whole (a “Material Adverse Effect”), (9) that Eurand shall have obtained ~~the Board Approvals (as defined in the Purchase Agreement) and Stockholder Approvals (as defined in the Purchase Agreement) relating to the Asset Sale and Post Closing Reorganization~~any and all necessary or desirable Board approvals (including approvals by a majority of disinterested directors) (the “Board Approvals”) and stockholder approvals (the “Stockholder Approvals”) for the purpose of approving the Asset Sale, the Post-Closing Reorganization, the Purchase Agreement and, effective as of the Closing, accepting the resignations of the existing members of the board of directors of Eurand and appointing new members thereof, which Board and Stockholder Approvals shall remain in full force and effect, and (10) that the Purchase Agreement shall not have been terminated in accordance with its terms.”

The Bidders have amended the third bullet point, fourth bullet point, seventh bullet point, eighth bullet point and ninth bullet point under the subheading “What are the most significant conditions to the Offer?” on page S-v and S-vi of the Offer to Purchase as marked below.

•

“the consummation of the Offer is not unlawful under any antitrust, competition or foreign investment laws ~~of any~~ (“Antitrust Laws”) of any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority (“Governmental Authority ~~(as defined in the Purchase Agreement) (“Antitrust Laws~~”) of Germany;”

•

“that there shall not be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority ~~(as defined in the Purchase Agreement), (ii) any other Laws (as defined in the Purchase Agreement~~, (ii) any other treaty, statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of or by any Governmental Authority (“Laws”) applicable to the Offer entered, promulgated or enforced by any Governmental Authority,

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(iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal;”

•

“that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any ~~Superior Proposal (as defined in the Purchase Agreement~~acquisition proposal (a bona fide proposal or offer from any third party, including shareholders of Eurand and their respective affiliates, relating to 50% or more of the fair market value of the assets, voting power in ordinary elections of directors or outstanding shares of any class of capital stock) made by a person other than Purchaser, the Parent or any affiliate of Eurand which the Eurand board of directors determines in good faith, after consultation with its financial advisor, is more favorable to Eurand and its stakeholders than the transactions contemplated by the Purchase Agreement (a “Superior Proposal”) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing;”

•

“that, since the date of the Purchase Agreement, there shall not have occurred ~~a~~any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial conditions of Eurand and its subsidiaries, taken as a whole (a “Material Adverse Effect ~~(as defined in the Purchase Agreement)~~”);”

•

“that Eurand shall have obtained ~~the Board Approvals (as defined in the Purchase Agreement) and Stockholder Approvals (as defined in the Purchase Agreement) relating to the Asset Sale and Post-Closing Reorganization~~any and all necessary or desirable Board approvals (including approvals by a majority of disinterested directors) (the “Board Approvals”) and stockholder approvals (the “Stockholder Approvals”) for the purpose of approving the Asset Sale, the Post-Closing Reorganization, the Purchase Agreement and, effective as of the Closing, accepting the resignations of the existing members of the board of directors of Eurand and appointing new members thereof by the stockholders (the “Stockholder Approvals”), which Board and Stockholder Approvals shall remain in full force and effect; and”

The Bidders have amended the third paragraph under the subheading “What are the most significant conditions to the Offer?” of the Offer to Purchase on page S-vi as marked below.

“The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Eurand, Purchaser cannot (i) change the form of consideration payable in

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the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer or waive the satisfaction of the Minimum Condition, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions (as defined ~~in the Purchase Agreement~~below), or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares. The “Offer Conditions” are the following:

(a) there shall not be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal;

(b)(i) Eurand shall not have breached or failed to perform in any material respect its covenants or agreements under the Agreement, (ii) except in the case of the representations and warranties contained in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement, the representations and warranties of Eurand contained in the Purchase Agreement that are qualified by reference to a Material Adverse Effect shall have been true and correct in all respects when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), (iii) except in the case of the representations and warranties contained in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement, the representations and warranties of Eurand contained in the Purchase Agreement that are not so qualified shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except, in the case of clause (iii) only, for such failures to be true and correct as have not and would not, individually or in the aggregate, resulted in a Material Adverse Effect, (iv) the representations and warranties of Eurand contained in Sections 4.03(a), 4.03(b) and 4.20 of the Purchase Agreement shall have been true and correct in all respects when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), except for such failure to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of US$5 million in the aggregate, and (v) the representations and warranties of Eurand contained in Section 4.03(e) of the Purchase Agreement shall have been true and correct in all respects as of the date of the Purchase Agreement, except for such failure to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of US$5 million in the aggregate;

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(c)(i) the Eurand board of directors, or any committee thereof, shall not have withdrawn or modified, in a manner adverse to Purchaser including by amending the Schedule 14D-9, the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Superior Proposal or any other acquisition of shares of Eurand other than the Offer and (ii) the Eurand board of directors, or any committee thereof, shall not have resolved to do any of the foregoing;

(d) since the date of the Purchase Agreement, there shall not have occurred a Material Adverse Effect.

(e) Eurand shall have obtained the Board Approvals and Stockholder Approvals, and the Board Approvals and Stockholder Approvals shall be in full force and effect; and

(f) the Purchase Agreement shall have been terminated in accordance with its terms.”

The Bidders have amended the fourth paragraph of Section 1 “Terms of the Offer” on page 5 of the Offer to Purchase as marked below.

“Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Eurand, Purchaser cannot (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer or waive the satisfaction of the Minimum Condition, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions (as ~~defined~~described in ~~the~~Section 11 “The Purchase Agreement; Other Agreement – The Purchase Agreement – Purchase Agreement Offer Closing Conditions”), or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.”

The Bidders have amended the first two sentences of Section 11 “The Purchase Agreement; Other Agreements – The Purchase Agreement – Marketing Period” on page 26 of the Offer to Purchase as marked below.

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“The “Marketing Period” is defined in the Purchase Agreement as the first period of 15 consecutive business days commencing on or after January 3, 2011 throughout and at the end of which, (i) Purchaser shall have certain financial and other information relating to Eurand (the “Required Information,” ~~as defined in the Purchase Agreement~~”) and (ii) all the Offer Conditions have been satisfied (other than those conditions that can only be satisfied at the Offer Closing itself and the Minimum Condition so long as there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, at least a number of Shares that, together with the Shares beneficially owned by Purchaser, represents 50.1% of the Shares outstanding). If Eurand in good faith reasonably believes it delivered the Required Information and that clauses (i) and (ii) above are satisfied, it may deliver to Purchaser a written notice to that effect in which case the Marketing Period shall be deemed to have commenced unless Purchaser in good faith reasonably believes Eurand has not delivered the Required Information or that the requirements in clauses (i) and (ii) are not satisfied or Purchaser cannot obtain confirmation from the ~~Financing Sources (as defined in the Purchase Agreement~~Lenders and the investment banks that have been engaged to act as initial purchasers and privately place the senior secured notes and the Debt Financing (together with their respective officers, employees, directors, affiliates, partners, controlling partners, advisors, agents and representatives, the “Financing Sources”) that the Required Information has been provided and provides written notice to Eurand to that effect.”

The Bidders have amended the ninth bullet point of the second paragraph of Section 11 “The Purchase Agreement; Other Agreements – The Purchase Agreement – Conduct of Business of Eurand Pending the Offer Closing” on page 31 of the Offer to Purchase as marked below.

•

“entering into, materially amending or terminating, or waiving, releasing or assigning any material rights or claims relating to, any ~~Material Contract (as defined in the Purchase Agreement~~)material contract, except in the ordinary course of business consistent with past practice;”

The Bidders have amended the first paragraph of Section 11 “The Purchase Agreement; Other Agreements – The Purchase Agreement – Appropriate Action; Consents; Filings” on page 32 of the Offer to Purchase as marked below.

“Each of Parent, Purchaser and Eurand has agreed to use their respective reasonable best efforts to (i) consummate the Offer, the Offer Closing, the Asset Sale and the Post-Closing Reorganization as promptly as practicable, (ii) obtain the ~~Company Required Approvals (as defined~~requisite approvals under, and comply with the relevant provisions of, the Exchange Act, state takeover and state securities or “blue sky” Laws, the rules or regulations of NASDAQ, the HSR Act and other Antitrust Laws, environmental Laws and other requirements that Eurand advised the Purchaser and Parent in the Purchase Agreement (“Company Required Approvals”), (iii) obtain all third party consents required by the Purchase Agreement and (iv) file the appropriate “Notification and Report Form” pursuant to the HSR Act with respect to the Offer and the transactions

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contemplated thereby, unless the parties mutually agree to a later date, after the execution date of the Purchase Agreement and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, Purchaser and Eurand have agreed to instruct their respective counsel to use their reasonable best efforts to facilitate and expedite the identification and resolution of any issues relating to the HSR filings and any other filings under any other applicable Antitrust Laws ~~(as defined in the Purchase Agreement)~~ and, consequently, facilitate expiration of the applicable HSR Act waiting period and obtain clearance under any other applicable antitrust laws at the earliest practicable date. Purchaser is entitled to direct the antitrust defenses of the transactions contemplated by the Purchase Agreement. Parent, Purchaser and Eurand have agreed to consult with each other in advance of discussions with any Governmental Authority addressing substantive matters relating to the transactions contemplated by the Purchase Agreement and give each other an opportunity to attend and observe such discussions (“Governmental Authority” means, generally, any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority).”

Summary Term Sheet, page s-i

7.	We note on page S-iii that the Equity Providers are going to make an equity contribution of $160 million to finance the offer and that they are (or are affiliated with) the controlling shareholder of the bidder. Please provide us with your detailed legal analysis of why you believe the Equity Providers are not bidders in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our website at www.sec.gov).

Response:

We have carefully reviewed the requirements of Rule 14d-1(g)(2) and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000), which sets forth certain factors that the Staff considers relevant in determining whether an entity should be identified as a “bidder” in connection with a tender offer. We note that the Staff stated that “the fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder.” We further note that the Staff has stated that it will not ordinarily go further up the chain of ownership if a named bidder is an established entity with substantive operations.

Purchaser is an acquisition vehicle that was acquired by Parent for the purpose of making the offer and consummating the acquisition of Eurand N.V. Parent is an established entity that owns operating subsidiaries that, on September 30, 2010, had total assets of approximately $713.2 million, including cash and cash equivalents of approximately $161.5 million, and, for the fiscal year ended September 30, 2010, had revenues of approximately $355 million.

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TPG Partners V, L.P. and TPG Biotechnology Partners II, L.P., together with certain affiliates, own the majority of the Parent’s equity securities. As we described in the Offer to Purchase, these entities have provided equity commitments in connection with the transaction. Parent currently intends to use the proceeds of such equity commitments to partially finance the tender offer. However, Parent had the primary role in initiating, structuring and negotiating the tender offer. The Equity Providers did participate in the negotiations with Eurand, but they were not parties to the Purchase Agreement, nor did they control the terms of the offer or the transaction. Finally, we do not believe that there is any material information about the equity providers that has not been disclosed that would impact the decision of Eurand stockholders to tender shares in the offer.

Based on the foregoing, and particularly noting that Parent, through its subsidiaries, is a substantial entity that has operated continuously since its formation in 1982, Parent and Purchaser concluded that the offer was not made on behalf of the Equity Providers, and, therefore, Parent and Purchaser do not believe that the Equity Providers should be considered “bidders” under Rule 14d-1(g)(2).

8.	We note on pages S-iv and 20 the references to the Marketing Period and a definition of the term on page 26. Please revise the offer document to describe the significance of the Marketing period as it relates to the tender offer and its financing.

Response:

The Bidders acknowledge the Staff’s comment and have inserted the below paragraphs on page 20 after the second paragraph of Section 9 “Source and Amount of Funds” of the Offer to Purchase.

“The Marketing Period is the first period of 15 consecutive business days commencing on or after January 3, 2011, throughout and at the end of which, (i) Purchaser shall have certain financial and other information relating to Eurand and (ii) the Offer Conditions have been satisfied (other than those conditions that can only be satisfied at the Offer Closing itself and the Minimum Condition, so long as there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, at least a number of Shares that, together with the Shares beneficially owned by the Purchaser, represents 50.1% of the Shares outstanding).

The receipt by Parent and Purchaser of the information referred to in clause (i) above is necessary to enable Parent and Purchaser to secure the Debt Financing, as the Debt Commitment Letter contains a condition, as described below, that such information be provided to the Lenders (as defined below) so that the Lenders can market the debt. Because the purpose of the Marketing Period is to ensure that Parent and Purchaser are able to satisfy the conditions contained in the Debt Commitment Letter, Parent, Purchaser and Eurand agreed in the Purchase Agreement that Purchaser would have the right to extend the Offer in the event that the Marketing Period has not been completed (as more

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fully described in the next paragraph). However, it is possible that the Lenders may waive one or more conditions in the Debt Commitment Letter, in which case, it is possible that the Offer can be consummated prior to the expiration of the full Marketing Period.”

The Bidders have also amended the third paragraph of Section 9 “Source and Amount of Funds” on page 20 of the Offer to Purchase as marked below.

“~~In addition, u~~Under the Purchase Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied or if the extension is necessary for the Marketing Period ~~(as described below)~~ to be completed or for the Debt Financing to be funded. In the event that the Debt Financing is not obtained on or prior to the date on which the closing of the offer would otherwise occur, we would expect that the Purchase Agreement would be terminated, in which case a condition to the Offer will not have been satisfied and there will be no Offer Closing. In such circumstances, if there is no Offer Closing we may owe Eurand a termination fee of $30 million or $50 million, depending on the circumstances.”

9.	We note that the while the bidders have received a commitment letter to finance the purchase of securities, the offer is subject to a financing condition as stated in the last substantive paragraph of the response to the question “What are the most significant conditions of the Offer?” on pages S-vi (prior to the cross-reference to Section 15). Generally, when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response:

The Bidders acknowledge the Staff’s view that because the Offer will not be closed without the Debt Financing being received, the Offer is subject to a financing condition. While the bidders agree with the Staff insofar as Purchaser will not be able to close the Offer without receipt of the Debt Financing, the Bidders note that the debt commitment letter, as described in the Offer to Purchase and now filed with the Commission, has limited conditionality, and has been negotiated such that the limited conditionality corresponds with the conditions to the Purchaser’s obligations under the Purchase Agreement. The Bidders consider the debt commitment letter to be enforceable by Axcan Intermediate Holdings Inc. in accordance with its terms against the Lenders and, consequently, the Bidders believe that the only way the Debt Financing will not be obtained under circumstances in which the conditions to the Purchaser’s obligations have been satisfied will be in the event of a breach by the Lenders.

- 14 -	January 11, 2011

In light of the foregoing, the Bidders consider the Offer to be fully financed, so, other than as described below, the Bidders do not believe that there will be any event, change or circumstances of a nature that could be communicated to shareholders that would change that (short of either (i) the Lenders not funding the Debt Financing, or (ii) a breach, anticipatory or otherwise, by the Lenders). Upon the funding of the Debt Financing, the Bidders would like to promptly pay cash consideration for the tendered Eurand shares. We believe that to do otherwise would be to the detriment of the Eurand shareholders, who would only receive their cash consideration later. We note that we are obligated to provide the Subsequent Offering Period in connection with the Offer, which will provide Eurand shareholders with 10 full business days to tender their shares once the Debt Financing has funded. This period will allow any shareholders that were waiting for the Debt Financing to be funded prior to tendering to tender their Shares and promptly receive their cash consideration.

However, we have carefully reviewed the requirements of Rule 14d-3(b)(1) and Rule 14d-4(d) and believe that the beginning of the Marketing Period will be a material change to the information set forth in the Schedule TO-T as well as a material change in the information published, sent or given to security holders. Based on the foregoing, the Bidders will promptly file an amendment to the Schedule TO-T disclosing the beginning of the Marketing Period. The Bidders will also disseminate the disclosure to Eurand’s security holders in a manner reasonably calculated to inform the security holders as required by Rule 14d-4(d). The Bidders confirm that the offer will remain open for at least five business days following the disclosure, which will provide Eurand security holders additional information regarding the timing of the funding of the debt.

Certain Information Concerning Eurand, page 17

10.	Please delete the disclaimer in the first paragraph of this section (and in the first paragraph of section 10 on page 21) that attempts to relieve the bidders from responsibility for the accuracy or completeness of disclosure in their own document. Such a disclaimer is inappropriate.

Response:

The Bidders acknowledge the Staff’s view that a disclaimer that attempts to relieve them from responsibility for the accuracy or completeness of disclosure in their own document is inappropriate. Accordingly, the Bidders have deleted the first paragraph of Section 7 “Certain Information Concerning Eurand” on page 17 of the Offer to Purchase and the first paragraph of Section 10 “Background of the Offer; Past Contacts or Negotiations with Eurand” on page 21 of the Offer to Purchase.

- 15 -	January 11, 2011

Certain Information Concerning Parent and Purchaser, page 18

11.	Please tell us why you need to qualify your disclosure in this section “to the best knowledge of Parent and Purchaser.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Response:

The Bidders acknowledge the Staff’s comment, but respectfully suggest to the Staff that the qualifier reiterates the fact that, according to the signature page requirements of Schedule TO-T, any person filing a tender offer statement pursuant to Section 14(d)(1) of the Exchange Act certifies that the information set forth in such statement is true, complete and correct, after due inquiry and to the best of its knowledge and belief. In light of such certification, the qualifier indicates that the information provided with respect to the natural persons listed in Schedule I is given to the extent known by the Bidders, after making reasonable inquiry to such persons regarding these matters, including on the basis of the responses of such persons to inquiries made to them by the Bidders. In order to clarify this point, the Bidders have revised the section by affirming such information with the qualification “after due inquiry and to the best knowledge and belief of Parent and Purchaser” as marked below.

“During the last five years, none of the Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Purchase Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Eurand (including, but not limited to, any contract,

- 16 -	January 11, 2011

arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Eurand or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities Exchange Commission (the “SEC”) applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Eurand or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.”

Source and Amount of Funds, page 19

12.	Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the debt financing. Also file the Debt Commitment Letter as an exhibit to the Schedule TO, as required by Item 1016(b) of Regulation M-A.

Response:

The Bidders acknowledge the Staff’s comment and, in response, have filed the debt commitment letter as Exhibit (b)(1) to the Schedule TO-T and have amended the paragraphs under Section 9 “Source and Amount of Funds – Debt Financing” on pages 20 and 21 of the Offer to Purchase as marked below.

“Axcan Intermediate Holdings Inc. (“Axcan Intermediate Holdings”) received ~~the Debt Commitment Letter,~~ an amended and restated debt commitment letter, dated December 15, 2010 (the “Debt Commitment Letter”), from Bank of America, N.A. (“Bank of America”), Royal Bank of Canada (“Royal Bank”), Barclays Bank ~~PLC, RBC Capital Markets~~PLC (“Barclays”) and HSBC Bank USA, N.A. (“HSBC” and together with Bank of America, Royal Bank and Barclays, the “Lenders”) and certain of the Lenders’ affiliates, pursuant to which ~~the Lenders will: (A~~, subject to the conditions set forth therein, Bank of America, Royal Bank, HSBC and Barclays severally, but not jointly, committed (1) to use commercially reasonable efforts to extend the maturity of at least $99.0 million of Parent’s existing revolving credit commitments (and related loans) or (~~B~~2) in the alternative, ~~together~~to provide ~~to~~ Parent at least $~~75~~99.0 million of new revolving loans (the “New Revolving Facility”). In addition, ~~the Lenders have agreed to provide Parent with up to $445.0~~Bank of America, Royal Bank, HSBC and Barclays

- 17 -	January 11, 2011

committed severally, but not jointly, to provide Axcan Intermediate Holdings with up to $445 million in bridge financing ~~(~~. We refer to the financing contemplated by the Debt Commitment Letter, as such letter may be amended and restated, and any permitted replacement debt financing, as the “Debt Financing).”

The funding of the Debt Financing is subject to, among other things: (i) the absence of a material adverse effect; (ii) the consummation of the Offer in accordance with the terms of the Purchase Agreement; (iii) the consummation of the Equity Financing; (iv) the consummation of the Asset Sale, substantially concurrently with the initial borrowings; (v) the receipt by the lead arrangers under the Debt Financing of certain financial information (including pro forma financial information) relating to Axcan Intermediate Holdings and Eurand; (vi) the receipt of certain documents creating security interests in favor of the Lenders; (vii) completion of a 15 consecutive business day marketing period following receipt by the lead arrangers of a customary offering memorandum; (viii) the execution and delivery of definitive documentation; and (ix) the payment of certain fees. ~~We refer to the financing contemplated by the Debt Commitment Letter, as such letter may be amended and restated, and any permitted replacement debt financing, as the “Debt Financing.”~~

The Lenders have agreed that their respective commitment and obligations will remain in full force and effect until the earliest of (i) the termination or abandonment of the Offer or the Purchase Agreement in accordance with its terms, (ii) the date of consummation of the aforesaid contemplated transactions and (iii) 11:59 p.m., New York City time, on August 31, 2011.

Senior Secured Revolving Credit Facility. The senior secured revolving credit facility will be in an amount of at least $99.0 million and up to $115.0 million, which may be in the form of amending the existing revolving credit commitments or a new revolving credit facility commitment under a new credit commitment. In connection with the senior secured revolving credit facility, Axcan Intermediate Holdings will be able to increase commitments under the facility consistent with its existing credit agreement. The interest rate under the senior secured revolving credit facility is anticipated to be, at the option of Axcan Intermediate Holdings, adjusted LIBOR plus 4.50% or ABR plus 3.50% subject to a 25 basis point step-down based on the total leverage ratio of the borrower, provided that (1) adjusted LIBOR shall not be less than 1.75%, solely in the case of the New Revolving Facility, (2) if the existing revolving facility is amended, the pricing of loans whose maturity has not been extended will remain at the current pricing level. The senior secured revolving credit facility will include representations and warranties, covenants and events of default customary for financings of this type and will be secured by substantially all of the present and after-acquired assets of Axcan Intermediate Holdings and each subsidiary guarantor required under the existing loan documents.

- 18 -	January 11, 2011

Senior Secured Bridge Facility. Bank of America, Royal Bank, HSBC and Barclays will make up to $445.0 million senior secured increasing rate loans to Axcan Intermediate Holdings. The senior increasing rate loans will include representations and warranties, covenants and events of default customary for financings of this type and will be secured ratably by the collateral that secures the senior secured revolving credit facility, excluding any assets (including capital stock of Axcan Intermediate Holdings) owned by Axco Midco Inc. Prior to one-year from the closing of the initial funding of the Debt Financing, the initial bridge loans will accrue at an interest rate per annum equal to adjusted LIBOR, provided it shall not be less than 1.75%, plus an initial spread of 825 basis points (such spread to increase thirty days after the closing of the initial funding of the Debt Financing). The initial bridge loans will be extended into senior secured term loans if they are not previously repaid in full on or prior to one-year from the closing of the initial funding of the Debt Financing. Subject to certain conditions, such senior secured term loans may be converted into notes at the option of the holders thereof.

The foregoing summary of the Debt Commitment Letter does not purport to be complete or final and is subject to finalization of definitive documentation in respect of the Debt Financing. The foregoing summary is further qualified in its entirety by reference to the Debt Commitment Letter, which is Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.”

Background of the Offer, page 21

13.	We note the last sentence of the paragraph. Please revise this section to separate and specify the participation of TPG and Axcan representatives in each meeting instead of grouping their participation under the defined term “Axcan.”

Response:

The Bidders acknowledge the Staff’s comments and have amended Section 10 “Background of the Offer; Past Contracts or Negotiations with Eurand” from page 21 to page 24 of the Offer to Purchase as marked below.

~~“The information set forth below regarding Eurand was provided by Eurand, and none of Parent, Purchaser nor any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate. TPG Capital, L.P. (“TPG”), an affiliate of the controlling shareholders of Parent, Parent and Purchaser are referred to collectively in this Section 10 as “Axcan.”~~

Background of the Offer

The following is a description of contacts between and among representatives of Parent or Purchaser (which together are referred to herein as “Axcan”), representatives of TPG Capital, L.P. (“TPG”) (acting as Axcan representatives under the management agreement

- 19 -	January 11, 2011

between Parent and TPG which provides that transaction advisory services may be rendered to Parent by TPG from time to time), and ~~with~~ representatives of Eurand that resulted in the execution of the Purchase Agreement and the agreements related to the Offer. For a review of Eurand’s activities relating to these contacts, please refer to Eurand’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase. During the course of the time period described below, there were numerous other interactions between Eurand and Purchaser due to their longstanding commercial relationship unrelated to the Offer.

On June 15, 2010, representatives of Goldman Sachs International (“GSI”), the financial advisor engaged by Eurand, contacted representatives of Axcan regarding a potential strategic transaction.

On July 13, 2010, following initial contact by GSI, TPG, Axcan Pharma Inc. (“Axcan Pharma”) and Eurand entered into a confidentiality agreement, dated as of July 13, 2010 (the “Confidentiality Agreement”) and on July 14, 2010, the Chief Executive Officer and Chief Financial Officer of Eurand met with representatives from Axcan to provide preliminary due diligence information (including a management presentation).

On July 22, 2010, representatives of Axcan responded to the management presentation with written questions for Eurand’s senior management.

On July 29, 2010, representatives of Eurand responded in writing to the questions that representatives of Axcan had submitted.

On August 2, 2010, GSI delivered a letter to Axcan and TPG detailing Eurand’s requested process for acquisition proposals and asking them to submit a preliminary, non-binding indication of interest by 5:00 p.m. (CET) on August 19, 2010.

On August 19, 2010, Axcan and TPG delivered a non-binding expression of interest in acquiring Eurand at a purchase price of $11.00 - $11.75 per share.

On September 1, 2010, Axcan and TPG provided Eurand and GSI with an initial due diligence request list, which Axcan supplemented on numerous occasions in the weeks following.

On September 3, 2010, representatives of Axcan and TPG began to approach potential financing sources.

On September 7, 2010, representatives of GSI distributed final bid instructions to representatives of Axcan and TPG. The letter indicated that the final bid deadline would be 5:00 p.m. (CET) on October 7, 2010 and should include such information as total consideration, comments on the Purchase Agreement and confirmation of sources of funding.

On September 13, 2010, Eurand began to make available to Axcan and its representatives financial, operational and legal due diligence documents and information through an online data room. Representatives of Axcan promptly commenced a due diligence review of

- 20 -	January 11, 2011

Eurand. On September 13, 2010, TPG, Axcan Pharma and Eurand executed a side letter regarding the Confidentiality Agreement, dated as of September 13, 2010 (the “September Side Letter”) to provide that certain provisions would not apply to potential debt financing sources.

On September 14, 2010, the Chief Executive Officer of Eurand gave a live presentation in Boston, Massachusetts to representatives of Axcan and TPG, with representatives of GSI also present. The Chief Executive Officer of Eurand outlined a revised business plan and other information regarding its pharmaceutical technologies and manufacturing facilities.

On September 20, 2010, representatives of Axcan delivered a due diligence request list to Eurand. The due diligence request list included topics relating to corporate information, financial information, taxes, intellectual property, HR, legal information, products and other matters.

On September 22, 2010, representatives of Axcan, including financial and regulatory advisors, met with several members of Eurand’s senior management in Milan, Italy as part of their due diligence investigation of Eurand. In conjunction with the September 22, 2010 meeting, representatives of Axcan and TPG toured the Company’s manufacturing facilities in Milan. During the two weeks thereafter, the Chief Financial Officer, the Chief Legal Officer and other members of Eurand senior management provided responses to Axcan’s due diligence requests and participated in several telephonic meetings at which representatives from Axcan, TPG, Eurand, Eurand’s legal counsel Morgan, Lewis & Bockius (“Morgan Lewis”) and GSI were present.

During the last week in September, GSI and Axcan had informal discussions to extend the bid deadline.

On September 27, 2010 Eurand made available to Axcan and its representatives initial drafts of the Purchase Agreement and the Warburg Tender Agreement (as defined below).

On September 30, 2010, representatives of Axcan met again in Milan, Italy as part of their diligence review of Eurand. Bank of American Merrill Lynch and PricewaterhouseCoopers joined in discussions via telephone.

On October 4, 2010, representatives of Axcan and TPG provided a telephonic presentation to potential debt financing sources for the potential transaction, including Bank of America Merrill Lynch. During the following week, representatives of Axcan and TPG provided diligence materials to potential debt financing sources.

On the evening of October 18, 2010, Axcan and TPG delivered to GSI a non-binding proposal letter, a revised draft of the Purchase Agreement, a revised draft of the Warburg Tender Agreement, and debt and equity financing commitment letters. The proposal letter contemplated a cash offer price per share of $11.50.

- 21 -	January 11, 2011

On October 22, 2010, GSI communicated key issues in the Purchase Agreement to Axcan, and their proposal with respect thereto.

On October 26, 2010, representatives of Morgan Lewis and representatives of Ropes & Gray and Clearly, Gottlieb, Steen & Hamilton LLP (“Cleary Gottlieb”) participated in a telephone conference regarding the antitrust provisions of the Purchase Agreement.

On November 1, 2010, Morgan Lewis delivered a revised draft of the Purchase Agreement and comments to Axcan’s debt financing commitment letter to Ropes & Gray.

On November 4, 2010, the Chief Executive Officer of Eurand and Dr. Simon Turton, member of the board of directors of Eurand and a representative of Warburg (as defined below), had a conference call with Todd Sisitsky, chairman of Axcan and managing director of TPG, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase its offer price per share from $11.50 to $11.62, and proposed certain additional terms, including with respect to the termination fee provisions contained in the Purchase Agreement.

On November 5, 2010, Morgan Lewis and Willkie Farr & Gallagher LLP (“Willkie Farr”), legal counsel for Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (collectively, “Warburg”) had a discussion with Ropes & Gray regarding key issues requiring resolution in the draft Purchase Agreement, including points relating to deal certainty and the allocation of risk between the parties.

On November 8, 2010, Ropes & Gray delivered to Morgan Lewis and Willkie Farr a list of key issues requiring resolution in the draft Purchase Agreement.

On November 10, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase the termination fee payable by Axcan to Eurand under certain circumstances.

On November 11, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer and Dr. Turton that Axcan was prepared to increase their offer price per share from $11.62 to $12.00, and proposed a termination fee equal to $50 million payable by Axcan to Eurand in the event that antitrust clearance is not obtained under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

From November 12, 2010 through November 20, 2010 representatives of Axcan and TPG participated in calls with representatives of GSI and Eurand.

- 22 -	January 11, 2011

On November 21, 2010, Ropes & Gray distributed a revised draft of the Purchase Agreement to Eurand and Morgan Lewis. Also on this date, Ropes & Gray, the Chief Legal Officer of Eurand and Morgan Lewis discussed the projected signing.

On November 22, 2010, the Chief Legal Officer of Eurand, Morgan Lewis, Ropes & Gray, Willkie Farr and Cleary Gottlieb discussed high level issues on the Purchase Agreement.

On November 23 and 24, 2010, representatives of Axcan and TPG met individually with members of Eurand’s senior management in New York, New York to express Axcan’s desire to retain such employees after the Closing.

On November 23, 2010 and November 24, 2010, Eurand’s Chief Legal Officer and representatives from Morgan Lewis, Willkie Farr, Sullivan & Cromwell LLP, legal counsel for the non-executive members of the board of directors of Eurand (“S&C”) and Ropes & Gray met at Morgan Lewis’ offices in New York, New York to negotiate the Purchase Agreement and related agreements. During such time, discussions included details of the structure of the proposed transaction, the scope of the representations, warranties and covenants contained in the draft of the Purchase Agreement, the conditions under which Axcan would be obligated to close the tender offer, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, the amounts of the termination fees contemplated by the draft Purchase Agreement, and Axcan’s request that if the minimum condition were not satisfied, then Axcan should be able to unilaterally waive such condition. In connection with the discussion of the structure of the proposed transaction, the parties discussed the Dutch withholding taxes that might apply to the payment of the $12.00 per share to non-tendering shareholders of Eurand after the consummation of the tender offer. Representatives of a special committee, whose members are the independent non-executive members of the board of directors of Eurand (the “Special Committee”), requested that Axcan provide for an extended subsequent offering period so that in the event that any shareholder of Eurand determined that the offer was not in its interest, such shareholder would not nevertheless feel obliged to tender its shares to avoid the risk of withholding taxes in the event that the offer was successful.

On November 23, 2010, representatives of Axcan and TPG learned that the Chief Executive Officer of Eurand may resign, and Axcan confirmed its desire to proceed with a transaction notwithstanding the potential resignation of the Chief Executive Officer of Eurand.

On November 24, 2010, Axcan’s representatives agreed to provide for a subsequent offering period but continued to request that (i) Axcan have a unilateral right to waive the minimum condition or (ii) Eurand be required to pay Axcan a termination fee if such minimum condition was not achieved.

On November 25, 2010, Morgan Lewis distributed to Ropes & Gray a revised draft of the Purchase Agreement.

- 23 -	January 11, 2011

Concurrently, from November 26 through November 30, 2010, representatives from Eurand, Axcan, TPG, Morgan Lewis, Willkie Farr, Dutch legal counsel for Eurand (“NautaDutilh”), S&C, Ropes & Gray and Cleary Gottlieb had a series of discussions relating to key open issues on the draft Purchase Agreement, including items with respect to the structure of the transaction, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, termination events and the amounts of the termination fees contemplated by the draft Purchase Agreement and the circumstances under which they would be paid. During such period of time, (i) each of Ropes & Gray and Morgan Lewis distributed revised drafts of the Purchase Agreement and (ii) Axcan negotiated tender agreements with each of Warburg and Chief Executive Officer of Eurand. On November 29, 2010, in response to prior requests from representatives of the Special Committee, Axcan agreed that the minimum condition would be set at 80% to assure that a majority of the shareholders other than Warburg and management would need to tender their shares for the tender offer to be successful, to drop Axcan’s request to be able to unilaterally waive the minimum condition, and to drop Axcan’s request to be paid a break fee if the minimum condition were not achieved. On November 30, 2010, representatives of the Special Committee requested that the break fee of $25 million to be paid to Eurand upon certain events be increased to $35 million and Axcan agreed to increase such break fee to $30 million.

The parties executed the Purchase Agreement and related documents on the evening of November 30, 2010, following the meeting of the Board, and publicly announced the transaction before the markets opened on the morning of December 1, 2010 and advised Eurand’s employees of the transaction.”

14.	We note the reference on page 22 to Axcan receiving financial information from Eurand. Please tell us whether that information included projected financial information and, if so, please disclose such information.

Response:

The financial information Axcan received from Eurand included projected financial information. The Bidders have disclosed such information in a new subheading titled “Projected Financial Information” in Section 7 “Certain Information Concerning Eurand” after the subsection “Available Information,” on page 18 of the Offer to Purchase, as set forth below.

“Projected Financial Information. Eurand has advised us that Eurand does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Parent’s due diligence, Eurand provided certain projected and budgeted financial information concerning Eurand to Parent. Eurand has advised us that Eurand’s internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and thus, susceptible to multiple interpretations and period revisions based on actual experience and business developments. None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on the projected financials summarized below, or the assumptions underlying such information.

- 24 -	January 11, 2011

Eurand has advised us that the projections summarized below reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of Eurand, including but not limited to the development of new products, the receipt and continued effectiveness of regulatory approvals, meeting certain sales performance criteria and implementing certain cost saving initiatives. In that connection, Eurand has advised us the projections reflect Eurand’s management’s estimate that ZENPEP® market share will be between 19.0% and 20.2% for the period from 2011 through 2014. Eurand has advised us that Eurand’s management prepared the projections to reflect its best currently available estimates and judgments as to Eurand’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for Eurand’s products; development of new products; failure of Eurand to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the receipt and continued effectiveness of regulatory approvals; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in Eurand’s report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2009. The projections may also be affected by Eurand’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond Eurand’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as any indication that any of Eurand, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Eurand has informed us that it does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the

- 25 -	January 11, 2011

ultimate performance of Eurand compared to the information contained in the projections or that forecasted results will be achieved. Eurand has made no representation to us, in the Purchase Agreement or otherwise, concerning the projections. The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Eurand to Parent.

PROJECTED FINANCIAL INFORMATION

	2010	2011	2012	2013	2014
		($ in millions other than per share amounts)
Total Revenue	189.5	225.0	243.8	270.0	294.4
Net Income	4.3	22.2	31.9	39.9	47.7
EBITDA(1)	18.2	46.7	58.7	70.6	82.4
EPS(2)	0.12	0.44	0.63	0.77	0.90

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.
(2)	EPS means earnings per share.

Revenue growth assumptions were made on a product-by-product basis, and ranged from 2% to 8% per annum. The projections also assumed that expenses would grow at roughly 3% per annum. Additionally, certain assumptions were made with respect to new product launches and acquisitions.

The projections should be read together with Eurand’s financial statements that can be obtained from Eurand’s public filings with the SEC. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.”

15.	We note the reference on page 23 to Axcan’s desire to retain Eurand’s senior management and the disclosure in the Eurand Schedule 14d-9 of the various change in control and retention agreements. It appears you have not availed yourself of the safe harbor included in Rule 14d-10(d) with respect to the referenced arrangements. Thus, please provide us a legal analysis of your compliance with the provisions of Rule 14d-10(a)(2).

Response:

In accordance with Rule 14d-10(a)(2), Purchaser is offering the same consideration for each share that is tendered in the offer, including any shares that have been or may be tendered by Eurand’s senior management. Rule 14d-10(d)(1) states that Rule 14d-10(a)(2) “shall not prohibit the negotiation, execution, or amendment of an employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted according to such an arrangement, with respect to any security holder of the subject company,” where the amount payable under the arrangement:

•

is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the security holder (and matters incidental thereto); and

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•	is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.

The Bidders note that they are relying on the safe harbor in Rule 14d-10(d)(2), which provides that the provisions of Rule 14d-10(d)(1) are satisfied if the compensation committee of the subject company approves the arrangement. The Bidders have been advised by Eurand that the change in control and retention agreements were approved by the compensation committee of Eurand’s board of directors, in accordance with the safe harbor available under Rule 14d-10(d). The compensation committee was aware of the offer at the time of such approval.

16.	Please revise the section captioned “Past Contacts, Transactions, Negotiations and Agreements” on page 24 to quantify the royalty payments made to Eurand during the past two years.

Response:

The Bidders have amended Section 10 “Background of the Offer; Past Contracts or Negotiations with Eurand – Past Contracts, Transactions, Negotiations and Agreements” on page 24 of the Offer to Purchase by replacing the final sentence of the first paragraph, as marked below.

“The Development Agreement, as amended, provides for product purchase and royalty payments and expires on December 31, 2015, subject to earlier termination in certain circumstances. During the fiscal year ended September 30, 2009, Eurand received product purchase and royalty payments from Axcan US of approximately $34.3 million and $4.3 million, respectively. During the fiscal year ended September 30, 2010, Eurand received product purchase and royalty payments from Axcan US of approximately $36.7 million and $3.9 million, respectively.”

Certain Conditions of the Offer, page 43

17.	Refer to the disclosure in the penultimate paragraph of this section relating to your ability to terminate the offer pursuant to the terms and conditions of the Purchase Agreement. Please confirm your understanding that an offer may only be terminated upon the failure of a condition.

Response:

The Bidders confirm their understanding that an offer may only be terminated upon the failure of a condition.

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18.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:

The Bidders confirm their understanding that if a condition is triggered and they decide to proceed with the offer anyway, this constitutes a waiver of the triggered condition(s). The Bidders confirm their understanding that depending on the materiality of the waived condition and the number of days remaining in the offer, the Bidders may be required to extend the offer and recirculate new disclosure to security holders; the Bidders acknowledge they may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

19.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

The Bidders confirm their understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, they should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Schedule I

20.	It is unclear how the information for the last four persons on page 48 and the first four persons on page 49 complies with Item 1003(c)(2) of Regulation M-A. Please advise or revise.

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Response:

The filers have revised the information for the last five persons on page 48 and the first four persons and last two persons on page 49 of the Offer to Purchase as marked below.

Steve Gannon	Canadian	Senior Vice President, Chief Financial Officer and Treasurer of Axcan Intermediate Holdings Inc. and Parent since February 2008. Director of Axcan Intermediate Holdings since February 2008. Senior Vice President and Chief Financial Officer ~~of~~at Axcan Pharma Inc. since February 2006. Chief Financial Officer ~~at~~from March 1999 to February 2006 with CryoCath Technologies Inc. until February ~~2006.~~2006 at Montreal, Quebec.

Alexandre LeBeaut, M.D.	United States	Senior Vice President and Chief Scientific Officer of Axcan Intermediate Holdings Inc. and Parent since September 2008. Senior Vice President and Chief Scientific Officer of Axcan Pharma Inc. from May 2006 to February 2007. ~~Senior scientific positions with Schering-Plough, Sanofi-Aventis and~~ Vice President, Anti-Infectives Clinical Research from January 1994 to September 2008 with Schering-Plough, a pharmaceutical company at 2015 Galloping Hill Road, Kenilworth, NJ. Vice President Global Clinical Development Cardiovascular & Metabolism from October 2002 to April 2006 with Sanofi-Aventis, a pharmaceutical company at 1 Health Plaza, East Hanover, NJ. Vice President, Medical Affairs, Medical Units from February 2007 to September 2008 with Novartis Pharmaceuticals ~~from February 2007 to September 2008 and prior to May 2006.,~~ a pharmaceutical company at 55 Corporate Drive, Bridgewater, NJ.

Nicholas Franco	Canadian	Senior Vice President, International Commercial Operations of Axcan Intermediate Holdings Inc. and Parent since February 2008. Senior Vice President, International Commercial Operations, of Axcan Pharma Inc. and President of Axcan Pharma SAS (France) since July 2007. ~~Senior scientific positions~~Most recently as Head European Market Access from January 1991 to July 2007 with Novartis Pharma ~~AG prior to July 2007.~~ at 35 Lichstrasse, 4002 Basel, Switzerland.

Theresa Stevens, Esq.	United States	Senior Vice President, Business Development of Axcan Intermediate Holdings Inc. and Parent since May 2009. ~~Executive positions~~Most recently as Vice President, US Business Development and Licensing from April 2000 to May 2009 with Novartis ~~until May 2009.~~ Pharma at One Health Plaza, East Hanover, NJ.

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Richard Tarte, Esq.	Canadian	General Counsel and Secretary of Axcan Intermediate Holdings Inc. and Parent since February 2008. Vice President, Corporate Development and General Counsel of Axcan Pharma Inc. since June 2001.

Richard DeVleeschouwer	United States	Senior Vice President, Human Resources and Assistant Secretary of Axcan Intermediate Holdings Inc. and Parent since March 2010. Director and Assistant Secretary of Axcan Intermediate Holdings Inc. since August 2010. ~~Senior human resource roles in the health care industry prior~~ Vice President, Global Human Resources, Global Supply Chain (2001-2008) and Group Vice President, Human Resources Global Pharmaceutical Business (2008-2010) from October 2001 to ~~March 2010~~ January 2010 with Schering Plough Corporation at 2000 Galloping Hill Road, Kenilworth, NJ.

Fred Cohen, M.D., D. Phil	United States	Partner of TPG Capital, L.P. since October 1, 2001 at 345 California Street, Suite 3300, San Francisco, California 94104. Director of Parent and Axcan Intermediate Holdings Inc. since February 2008.

Heather Preston, M.D.	United Kingdom; Canada	Managing Director of TPG Biotech~~.~~ since May 2005 at 345 California Street, Suite 3300, San Francisco, California 94104. Director of Parent and Axcan Intermediate Holding Inc. since 2008.

Todd Sisitsky	United States	Joined in April 2003 and was elected Partner of TPG Capital, L.P. in June 2007 at 345 California Street, Suite 3300, San Francisco, California 94104. Director of Parent and Axcan Intermediate Holdings Inc. since 2008.

Richard Tarte, Esq. Director B	Canadian	General Counsel and Secretary of Axcan Intermediate Holdings Inc. and Parent since February 2008. Vice President, Corporate Development and General Counsel of Axcan Pharma Inc. since June 2001.

Richard DeVleeschouwer Director B	United States	Senior Vice President, Human Resources and Assistant Secretary of Axcan Intermediate Holdings Inc. and Parent since March 2010. Director and Assistant Secretary of Axcan Intermediate Holdings Inc. since August 2010. ~~Senior human resource roles in the health care industry prior Vice President, Global Human Resources, Global Supply Chain (2001-2008)~~ and Group Vice President, Human Resources Global Pharmaceutical Business (2008-2010) from October 2001 to ~~March 2010~~ January 2010 with Schering Plough Corporation at 2000 Galloping Hill Road, Kenilworth, NJ.

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Schedule 13D

21.	We note that this filing relates to an acquisition of shares that occurred on November 30, 2010 and that the filing was not made until December 20, 2010. Please confirm your understanding that the initial Schedule 13D filing is required to be made within 10 days of the acquisition. Also, tell us why the filing was not made on a timely basis.

Response:

We note that Rule 13d-1(a) requires that “any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities… is directly or indirectly the beneficial owner of more than five percent of the class shall, within 10 days after the acquisition, file with the Commission, a statement containing the information required by Schedule 13D.” We acknowledge, therefore, that the Schedule 13D filed by Purchaser on December 20, 2010 was not timely filed. However, we note the existence of the tender agreements were disclosed promptly upon the announcement of the deal on December 1, 2010, and thus the material information was disseminated to the public within the 10 day period. We also note that in filing the Schedule 13D on December 20, 2010, Purchaser expressly disclaimed beneficial ownership of the securities subject to the Tender Agreements, and that the filing of a Schedule 13D in connection with entering into tender agreements is not uniform practice in connection with tender offers. Purchaser made the filing in order to publicly disclose the terms of the Tender Agreements and the Purchase Agreement, and to attempt to comply, albeit belatedly, with it believes to be a conservative interpretation of Rule 13d-1(a).

*    *    *

Please be advised that, in connection with the Comment Letter and the Bidders’ responses thereto, the Bidders hereby acknowledge the Staff’s position that (i) the Bidders are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Bidders may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (312) 845-1200.

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Best regards,

/s/ Jonathan M. Grandon, Esq.

Jonathan M. Grandon, Esq.
Ropes & Gray LLP

cc:	Richard Tarte, Esq., General Counsel, Axcan Holdings Inc.

Timothy Maxwell and Richard B. Aldridge, Morgan, Lewis & Bockius LLP

George J. Sampas, Sullivan & Cromwell LLP